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Welcome to #MonaLisaWeek: Everything You Need to Know

 *Opulous* *2 days ago · 5 min read*



#MonaLisaWeek is here! We're counting down to our first ever Music S-NFT sale for the brand new track Mona Lisa from rap legends Lil Pump and Soulja Boy.

It's happening November 4th, so set those reminders!

In the meantime, we're celebrating #MonaLisaWeek with exclusive giveaways and HUGE prizes for the Opulous community. A trip to Paris, a total of 10,000 OPUL tokens and Golden Tickets for the NFT sale are all up for grabs.

One BIG week. Lots of chances to win!

We're launching a number of competitions this week, with loads of different prizes on offer. You'll need to stake $OPUL to enter the biggest one, but the others will be run on our socials and open to everyone.

You'll find competitions on our socials every day from Monday to Wednesday. So follow us and keep a close eye on our Twitter, Instagram and Telegram for all the latest.

Let's have a look at what's in store and how you can join the fun!

Staking Competition: Prizes


OPULOUS
STAKING COMPETITION
STAKE $OPUL to WIN!
WIN ALL EXPENSES PAID TRIP TO PARIS!
WIN OVER $10,000 IN $OPUL TOKENS
WIN GOLDEN TICKETS FOR MONA LISA S-NFT
#MonaLisaWeek

Staking at least 1,000 $OPUL? Get ready for the chance to win BIG!

Let's have a closer look at the awesome prizes up for grabs through staking during #MonaLisaWeek.

-> Trip to Paris to see the Mona Lisa
Owning the S-NFT of Mona Lisa by Lil Pump ft Soulja Boy is awesome — but how about seeing the ageless beauty in real life?!

We'll send one lucky winner and a friend over to Paris for an unforgettable two-night hotel stay.

Enjoy local baguettes, views of the river Seine and tickets to the Louvre — the museum where the Mona Lisa is exhibited. Don't forget to send us a selfie with the old girl while you're there!

-> 2,500 OPUL tokens
You can never have too many OPUL tokens. So during #MonaLisaWeek we're giving away a grand total of 10,000 tokens!

This amount will be divided among the winners of various competitions. When you stake OPUL, you can win the biggest bag of them all: 2,500 OPUL tokens.

-> Golden Tickets

The Mona Lisa S-NFT sale launches on November 4th at 2pm UTC. It's set to take place on world-renowned investment platform Republic. But there are over 1 million Republic subscribers out there with the opportunity to join the sale, so it's going to sell fast!

That's why we want to make sure OPUL holders don't miss out by giving away 60 early access Golden Tickets. The winners will receive an email with a link to the sale page to get access one hour before everyone else.

The 60 lucky winners will also receive 50 OPUL tokens. That's how we roll!

-> Trip to Miami to go clubbing with Lil Pump

Ready for a night out with Lil Pump himself? This one's not for the faint-hearted!

Where he will take you is anyone's guess, but we're sure you'll be in for a night that you'll never ever forget. The hangover won't be so bad though, as you'll get to enjoy the sights of South Beach while you recover.

You can only win this prize if you're staking OPUL on NFTrade. Read this blog to find out how you can participate.

Staking Competition: How to enter

For the chance to be in the draw, just follow two simple steps:

1. Stake 1,000 OPUL

You will need to stake at least 1,000 OPUL. You can choose from the following five staking and liquidity pools.

Hit the links below to learn how to stake for each pool:

- Kucoin
- Yieldy
- UniSwap

- *PancakeSwap*

- *NFTrade*

2. Submit your entry via the form below.

To enter you'll need:

- A screenshot that proves you are staking 1,000 OPUL

- An ASA wallet address that can receive OPUL (this can be an Alogrand wallet or one from exchanges)

Fill in the form here: https://bit.ly/lisa_staking

Staking Competition: Winners

The staking period for #MonaLisaWeek goes on till Friday 10am UTC. The winners for all staking prizes will be picked through a draw.

On Wednesday 7pm UTC, we will announce the winners of the 60 x (Golden Ticket + 50 OPUL tokens). Friday at 4pm UTC, we will announce the winners of the Paris trip and the 2,500 OPUL tokens.

You can continue staking OPUL after #MonaLisaWeek. These pools will stay active for quite a while, so you might as well earn more OPUL while you're at it.

Social Competitions

We'll also be running competitions on our social channels from Monday to Wednesday this week. Anybody can participate and we can't wait to get started!

There'll be the chance to show off your best Opulous memes, an unmissable spelling contest, and even opportunities to win simply by spreading the word about $OPUL.

We're giving away 150 OPUL tokens and Golden Tickets to loads of people from across the OPUL community — so don't miss out!

The winners of these competitions will be announced on a daily basis.

This week will be HUGE and we're psyched to get started. Let's make #MonaLisaWeek a week to remember!

Don't forget to close off this week in style by investing in the Music NFT of Mona Lisa. Read more on how to prepare for the sale that will open Thursday, November 4th at 2PM UTC.

If you have any questions about #MonaLisaWeek, join our community on Telegram and ask away.

Don't forget to follow all our socials so you don't miss a thing (TIP: activate notifications for anything posted by Opulous).

Twitter: twitter.com/opulousapp/
Instagram: instagram.com/opulousapp/
Telegram: t.me/opulousapp
Reddit: reddit.com/r/Opulous
YouTube: youtube.com/c/Opulousapp

S-NFT disclaimer

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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(https://www.musicbusinessworldwide.com/)



OPULOUS TEAMS UP WITH LIL PUMP AND EDM STAR KSHMR TO LET FANS INVEST IN THEIR MUSIC

1.9K
SHARES

BY MURRAY STASSEN
(HTTPS://WWW.MUSICBUSINESSWORLDWIDE.COM/REGIONS/NORTH-(HTTPS://WWW.MUSICBUSINESSWORLDWIDE.COM/AUTHOR/MST
AMERICA/USA/) OCTOBER 6, 2021



Blockchain-powered financial platform Opulous has teamed up with rapper Lil Pump and EDM star KSHMR to let fans invest in the artists' music via crowdfunding platform Republic (https://www.musicbusinessworldwide.com/companies/universal-music-group/republic-records/).

Opulous founder Lee Parsons has previously told MBW (https://www.musicbusinessworldwide.com/opulous-just-raised-6-5-million-now-it-wants-more-artists-to-sell-nfts-through-its-platform/) how crypto-based fan-funding "is the inevitable model of the future" and today's announcement brings further news from this space.

Through the offering of Security NFTs (https://republic.co/blog/republic-updates/S-NFTs) (S-NFTs), a term coined by Republic to describe a non-fungible digital asset, offered and sold as a "security" (as defined by the Securities Act of 1933 and the Exchange Act of 1934), users will be able to invest directly in artists' music "for as little as $100".

ADVERTISEMENT

Republic is an equity crowdfunding platform based in the US, which has facilitated over $500 million in investments from over one million global community members.

Built on the Algorand blockchain, Opulous closed (https://www.musicbusinessworldwide.com/opulous-just-raised-6-5-million-now-it-wants-more-artists-to-sell-nfts-through-its-platform/) a $6.5 million funding round in June and also recently struck a partnership with (https://www.musicbusinessworldwide.com/dittos-opulous-platform-partners-with-binance-for-exclusive-nfts-from-lil-yachty-kyle-and-other-artists/)cryptocurrency infrastructure provider Binance to let artists sell non-copyright NFTs via Opulous.

Opulous, devised by the founders (https://www.musicbusinessworldwide.com/ditto-launches-opulous-platform-to-help-artists-access-funding-without-the-need-for-traditional-banks/) of DIY music service Ditto (https://www.musicbusinessworldwide.com/companies/ditto-music/), says that the new Republic launch will "radically simplify" the way in which investors can engage with music.



According to Republic's FAQs, fans investing in music offerings via its platform are typically "buying the music rights through special membership units of an LLC that owns the rights to a song, album or equivalent".

The FAQs add: "The membership interest may be represented by a non-fungible token (an NFT) which is a representation of that ownership and the vehicle in which returns are distributed."

Republic explains that returns are earned when the musical asset associated with an investment generates revenues from being streamed and licensed.

Republic says that most returns will be paid out quarterly to a digital wallet.

As part of the first wave of releases, Opulous says that Lil Pump is offering fans the opportunity to invest in his forthcoming single *Mona Lisa (feat. Soulja Boy)*, produced by Jimmy Duval.

Meanwhile, investors will also be able to invest in a forthcoming single from EDM star KSHMR, with further details to be announced soon.

In the coming weeks, Opulous says there will be more star artists who will be offering their music copyright for investment via Republic.

> "*MONA LISA* IS A BLAST FROM MY PAST. NOW OPULOUS TAKES IT INTO THE FUTURE."
>
> LIL PUMP

Commenting on the project, Lil Pump said: "*Mona Lisa* is a blast from my past. Now Opulous takes it into the future, Essketit!"

"SO I'M EXCITED TO TEAM UP WITH OPULOUS TO OFFER MY FANS THE OPPORTUNITY TO BE PART OF MY MUSIC AND TO SHARE IN MY JOURNEY."

KSHMR





KSHMR said: "Taking pride in my music and creativity is something that has always been important to me.

"So I'm excited to team up with Opulous to offer my fans the opportunity to be part of my music and to share in my journey.

"This new offering will radically change how artists engage with their fans, creating a new era for fan experiences."

"INSTEAD, OUR ONGOING CAMPAIGNS ON REPUBLIC WILL ENABLE FANS TO INVEST DIRECTLY IN THE MUSIC THEY LOVE SO THAT THEY CAN KEEP CREATING AND BUILD THEIR CAREER INTO SOMETHING SUSTAINABLE AND REWARDING."

LEE PARSONS, OPULOUS



Opulous founder Lee Parsons, added: "Opulous is excited to help artists invest in themselves and their art without the need for mainstream financial support such as banks or label deals that take the majority of money they're due.

"Instead, our ongoing campaigns on Republic will enable fans to invest directly in the music they love so that they can keep creating and build their career into something sustainable and rewarding."

(https://www.musicbusinessworldwide.com/)

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OPULOUS

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Opulous kicks off #MonaLisaWeek



Opulous 5 days ago · 2 min read



Hold $OPUL for your chance to WIN:
WIN $20,000 in $OPUL tokens
WIN An all expenses paid trip to Paris to see the Mona Lisa
WIN Golden Tickets
Starting Monday 1st November!
#MonaLisaWeek

We've had a lot of feedback from the Opulous Community recently about our upcoming NFT sale and we heard you loud and clear. We understand that not everyone has had easy access to the sale, especially our ASA holders. So we want to change that…

That's why we're launching #MonaLisaWeek with a new sale date of November 4.

We'll be celebrating #MonaLisaWeek in the run-up to our first ever Music S-NFT sale of Lil Pump and Soulja Boy's brand new track Mona Lisa.

There'll be some massive prizes up for grabs and giveaways exclusively for the Opulous Community (we love you guys!). This is going to be BIG and you don't wanna miss it!

What are the prizes?

We'll be giving away some awesome prizes throughout #MonaLisaWeek including:

- *An all-expenses-paid trip to Paris to visit the Louvre (yes, really!)*

- *$20,000 worth of OPUL tokens*

- *Golden Tickets for Early Access to the Lil Pump and Soulja Boy NFT Sale*

How do I win?

We'll be running #MonaLisaWeek competitions across our socials EVERY DAY, with plenty of chances to win Golden Tickets and $OPUL tokens. You'll need to have at least 1000 $OPUL tokens held on any platform to take part.

Make sure to keep a close eye on our Twitter, Telegram and Instagram for more info.

We want to include our amazing Algorand Community, so we'll be offering ways to win using your ASA addresses, screenshotting your Kucoin balances and more!

The winner of the trip to Paris will be announced on Wednesday, the night before the sale.

What if I'm already staking on NFTrade and have a Golden Ticket?

Don't worry Golden Ticket holders, we haven't forgotten you. You're already locked in for the sale and currently staking $OPUL in the only pool that's eligible to win our incredible Fan Experience NFT — the chance to hang out with Lil Pump in Miami!

We will announce all of the details of #MonaLisaWeek on Monday morning, so have your 1000 $OPUL tokens ready! In the meantime you can still stake your $OPUL on NFTrade for the chance to grab a Golden Ticket.

If you're not staking your OPUL BSC tokens on NFTrade, there's still time to get involved! Get started here.

Next week will be HUGE and we can't wait. See you all there for #MonaLisaWeek!

To stay up to date with all the latest Opulous news, follow us on Twitter. If you have any questions about #MonaLisaWeek, join our community on Telegram and ask away.

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OPULOUS

981 Followers About Follow

How to Buy the Lil Pump Music NFT on Republic



Opulous Oct 22 · 7 min read



How to buy a
MUSIC NFT
OPULOUS × Republic
Republic
Lil Pump ft. Soulja Boy
Mona Lisa: Invest in artists, earn a share of the royalties
MUSIC NFT
$26,563

Ready to start investing in music and earning royalties alongside some of the world's biggest artists? Our first Music NFT drop is just around the corner.

Our upcoming NFT sale is for the exclusive new track Mona Lisa from streaming giants Lil Pump & Soulja Boy and is set to launch on November 4th.

We've teamed up with renowned investment platform Republic for this one, which means we're the ONLY company out there to offer SEC-compliant music copyrights.

Read on to learn how YOU can get your hands on an Opulous Music NFT through Republic. And if you're an $OPUL holder, you can get early access to the sale and a chance to win a trip to Miami to go clubbing with Lil Pump!

Music NFT Sale Breakdown

- Music NFT: Lil Pump - Mona Lisa ft. Soulja Boy

- Bonus perks: NFT artworks from Opulous

- $OPUL staking benefits: Early access, trips to Paris and Miami

- Sale starts: November 4th, 2PM UTC

Exclusive benefits for staking $OPUL

We are prioritizing the Opulous community (of course!). Join us for #MonaLisaWeek to win incredible prizes.

You can stake $OPUL tokens on NFTrade as well, where you'll get:


Stake $OPUL on NFTrade
STAKING BENEFITS
Early access to Lil Pump NFT sale
VIP Trip to see Lil Pump
Exclusive Opulous merchandise

The VIP trip is especially one you don't want to miss out on. It's an all-expenses-paid trip for two, including:

- *Flights from your area to Miami*

- *3-night hotel stay*

- *A night out with Lil Pump*

To participate in the VIP Trip draw, you must claim one of 500 Golden Tickets that gives you early access to the music NFT sale.

There are 500 early access vouchers available, so we recommend getting in early.

One hour before the sale starts you must check our pool page again on NFTrade and will see the pre-sale link there.

It's easy to participate. Read our blog on Staking on NFTrade to get started. https://bit.ly/HowtoNFTrade

If you are already acquainted with NFTrade, just go ahead and stake your tokens: https://bit.ly/OpulNFTrade

Buying Opulous Music NFTs on Republic:

Step-by-Step Guide

1. Guarantee your early access

Quick heads up — in order to save you from high transaction fees, our pool on NFTrade only accepts BSC type $OPUL tokens. So people currently holding the ASA or ERC20 version will need to swap them to BSC first.

You can buy BSC type $OPUL on PancakeSwap with BUSD here. Or you can swap the ERC20 type of $OPUL with Chainport. For a detailed guide on how to swap, check out this blog.

Staking on NFTrade.com is easy. On the pool page, you connect with your MetaMask wallet — which is set on the BSC chain. You deposit the amount of $OPUL you want and click on Stake. Once committed, you start earning a synthetic token called xOPUL.

Total Staked	Lock Period	Daily Reward	Available NFT Types
0	10 days per stake	1 OPUL = 1 xOPUL	2



You'll receive an xOPUL every day for each $OPUL token you stake. When you collect 2000 xOPUL on the NFTrade platform, you can claim the voucher (called "Golden Ticket") for early access to the sale.

For example, you could stake 500 OPUL tokens for 4 days to claim your voucher or claim it on the first day by staking 2000 OPUL tokens.

Now that you've set up your staking, it's time to set up your Republic account where the Music NFT sale will take place.

1. Create an account & verify your identity

Head to _republic.co/music_ and create an account.

Once you're signed up, head to Profile -> Settings and click Identity. Here you'll need to verify your identity by providing your legal name, address, and phone number — as well as your social security number or passport number depending on where you're based.

My profile   My portfolio   ☆ Saved   Autopilot: Off   Settings

Basic info

Identity ›

Investor settings

Payment methods

Investment entities

Accreditation

Identity verification

Republic is required by U.S. financial laws
to verify the identity of all investors.

Full legal name

⚠ Enter your name **exactly as it appears on your government-issued ID**, including middle
name, suffixes, initials, etc. This name will appear on your investment documents.

We get it, KYC verification can be annoying. But when it comes to Opulous Music NFTs, the investment you're making is a real, legally enforced contract that protects your financial interests, so it's essential to verify who you are first.

Republic is one of the most reputable companies in the investment space, and they guarantee to keep all personal data safe and secure.

3. *Set up a payment method*

Once you've verified your identity, you'll need to add a payment method to your account. Republic offers several options; through a bank account from the U.S. or via credit card.

Basic info
Identity
Investor settings
Payment methods
Investment entities
Accreditation
Payment methods
Manage payment methods connected to your account
U.S. Bank
Card
IRA
Pay using a United States bank account:
Select bank account
Or add manually
Republic does not process or store your bank account information.

Payments are made in US dollars. We are currently working with Republic to add a crypto payment method for our next Music NFT sales.

We recommend setting up your payment method as soon as possible to minimize any last-minute stress on the day of the sale.

4. *Get your Algorand wallet ready*

You'll also need to provide your My Algo Wallet address. This is where we'll send your S-NFT after you've made the purchase.

This Algorand wallet will also be used to send you the quarterly streaming revenues from the NFT you've invested in.

5. *Buy the NFT*

Now you're ready to buy! Our Lil Pump & Soulja Boy NFT sale starts on November 4th. And remember, you can stake $OPUL tokens to get access to the sales page one hour before the general public.

The sales page will be available on November 4th and contains all the details you need to get started, as well as a snippet of the song and info about exclusive investor perks.

To buy the NFT, click the Invest button and complete the checkout process. This is where you will have to submit your Algo Wallet as well. If you haven't verified your identity yet, you'll be prompted to do so.

When you finish the process, your investment will be committed, and Republic will finalize the investment in the weeks following the offerings close. You can always check the status of your investment in your portfolio at republic.co/portfolio.

It's important to note that as these Music S-NFTS are securities, you won't be able to trade these tokens for the first 12 months. After this lockup period, we will introduce an exchange on the Opulous platform where anyone can buy and sell S-NFTs.

6. *Don't miss out on the Perks*

On the Sales page, you will also see Bonus Perks that come with this offer. These are NFT art pieces created by us to celebrate the release of Mona Lisa.



The number of these NFTs is limited and are given on a first-come, first-serve basis. You can get one by investing a certain amount of money in the Music NFT.

There are four categories:
- 1000 x $100 — White Jacket
- 100 x $1,000 — Pink Jacket

- 50 x $5,000 — Lion Jacket

- 10 x $10,000 — Opulous Jacket

The art NFTs are of the ASA type, and you will receive them with the Music NFT in your Algorand wallet.

You've bought an Opulous Music NFT! Now what?

As the track racks up streams on services like Spotify and Apple Music, royalty shares will flow to Opulous and then back to the rights holders (that's you!).

The second revenue stream this track will generate comes from publishing. The Music NFT offer of Mona Lisa includes full publishing rights. This means that when the song gets played on the radio, a TV show, a movie, or used in a video game, the money will go to the publisher. In our case, the NFT holders.

The collected payouts will be made automatically to your Algorand wallet every quarter. In Q1 of 2022, users will be able to connect their Algorand wallets to the Opulous website and view their full royalty reports.

Future developments

At Opulous, we want to reshape the music industry to serve the best interests of artists and investors. We're always working on new solutions to reach this goal — and teaming up with companies like Republic helps speed things up.

We're a young company with huge ambitions, developing custom tools to offer Music NFT sales through our own platform. We're also developing a game-changing DeFi system that's set to launch next year.

This is just the beginning. We can't wait to share more updates with you soon.

— — — — — -

If you have any questions about buying Opulous Music NFTs on Republic, please join our Telegram Group. Our support agents and community members are happy to help out.

Disclaimer

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Opulous   *Music Nft*   *Nft*   *Cryptocurrency*   *Lil Pump*

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Video Lil Pump NFT Sale: Launch day / ongoing campaign video

Script: Voice over

You can now buy our first ever Music NFT.

We've teamed up with Lil Pump and Soulja Boy to launch an exclusive Music NFT
for their new track "Mona Lisa".

With over 2 billion streams and huge hits like 'Gucci Gang' and 'I Luv it',
Lil Pump is one of the most successful artists of the last few years.

And on this one he's joined by hip hop icon Soulja Boy, who has spent over a decade at the top
of the rap game.

Now it's your turn to own a piece of the music.

Brought to you by Opulous
on Republic

Newsletter - October

Hello #OPULFam!

It has been a wild ride this month of #Optober, so we want to give you an update on all that has happened in the world of Opulous.

$OPUL exchanges listings

The avalanche of big developments actually started in September. On the 23rd to be precise. An already historic Opulous day that saw the launch of our $OPUL token on crypto exchanges. **Kucoin, Gate.io, Uniswap, PancakeSwap and MEXC** listed the token and huge trading volume came in right away.

Music NFT: Lil Pump & Soulja Boy

We've developed a game-changing NFT which allows artists to raise funds and connect with fans on a whole new level. Our Music NFTs are embedded with a share of a song's music copyright, offering investors the chance to **earn a share of any future streaming revenue**.

On Optober 6th, we announced our first Music NFT releases.



Opulous
@opulousapp   ···

We are thrilled to announce that we are working with Republic (@joinrepublic) for our very first Music NFT sales, featuring THREE streaming giants! 🤩

🔥Lil Pump ft Soulja Boy @lilpump @souljaboy
🔥KSHMR @KSHMRmusic

Stay tuned, more artists will be announced soon.
$OPUL $ALGO

Our first NFT offering will come from hip hop icons **Lil Pump & Soulja Boy**. Their collaboration on the new track *Mona Lisa* will go **on sale October 29**.

INSERT VIDEO

Want to participate in the sale? Find out how here. / LINK

Benefits for $OPUL holders


Stake $OPUL
on NFTrade
STAKING BENEFITS
Early access to Lil Pump NFT sale
VIP Trip to see Lil Pump
Exclusive Opulous merchandise

We're prioritizing the $OPUL community for ALL of our NFT sales.

You'll be able to get **early access**, plus the chance to grab Fan Experience NFTs and other goodies like Opulous merchandise.

Our upcoming Lil Pump sale will come with the chance to win an **all expenses paid VIP Trip**. Two people will get to fly to the US, meet Lil Pump, see him perform live.

To be able to compete for this prize, and get early access to the sale, you have to stake $OPUL. With NFTrade we created a pool that $OPUL holders can join.

Staking is pretty easy. More info on how to Stake at NFTrade: LINK

Partnerships

We're working closely with other companies to expand our reach and speed up development. Key partnerships include:

Republic

We have teamed up with world renowned investment platform [Republic](#) to launch exclusive Music NFTs sales. This collab means that Opulous is the only company out there offering **SEC compliant music copyrights**.

[Find out more](#)

NFTrade
[NFtrade](#) is a premier marketplace for NFT trading. We've created a staking pool there to give out exclusive benefits for the sale of the Lil Pump Music NFT.

In the future, we will host more pools there for other campaigns.

LINE TECH
The LINE Corporation is based in Japan. Their LINE app is used by over 188 million people in Southeast Asia and is a hub for entertainment, social, banking, news and music streaming. They have recently launched a NFT marketplace for the Japanese market.

Together we will be developing new NFT products and exploring ways to integrate with LINE's NFT Market.

Stake $OPUL to Earn $OPUL

As well as staking benefits mentioned above, we're also running staking pools where you can **earn more $OPUL tokens**.

Staking is a great way for our $OPUL holders to put their tokens to work whilst holding on to them.

There are currently four staking pools with tasty APY returns.

If you are not familiar with staking, we highly recommend getting into it. It's basically a way of earning interest on your $OPUL tokens.

For the uninitiated, it's best to start with staking on [Kucoin](#). There you'll get a fixed APR of 35%. More advanced is staking on [TokensFarm](#). It requires you to put in LP tokens from farming on [Uniswap](#) and/or [PancakeSwap](#). The APY is dynamic, but the returns are quite high. These pools started with an APY of over 5,000%!

Coverage

We received a lot of coverage these past few weeks.

The announcement of our S-NFT sale of Lil Pump grabbed the attention of crypto and music outlets. Among them were [Coindesk](#), [Music Business Worldwide](#), and [MusicWeek](#).

The Opulous project itself is getting noticed by big crypto personalities, such as [BitBoy Crypto](#), and [Altcoin Daily](#). Coach K was even [seen](#) wearing an Opulous t-shirt.

Our CEO Lee Parsons joined Icon Plus for an interview. You can watch it on [YouTube](#).

The research firm House of Chimera produced a detailed report on Opulous. Read it [here](#).

Team
As you've noticed from all these updates, Opulous is growing rapidly. To meet current demands and invest in our future progress, **we have scaled up our team**. New hires have been placed in business development, operations, marketing and product design. We will announce them soon.

We have also established working relationships with various third parties. This allows us to build out our tech stack, set up legal frameworks and expand our audience reach.

Till next time
Optober has been a huge month for us. And things aren't slowing down in November. Quite the opposite - big announcements are on the way!

To stay up to date with all the latest developments on Opulous, please follow our socials.

Twitter:https://twitter.com/opulousapp
Instagram: https://www.instagram.com/opulousapp/
Reddit: http://reddit.com/r/Opulous

To read all our blogs, visit Medium: http://medium.com/@opulous

To connect with the team and other Opulous supporters, we recommend joining our Telegram Group.



Republic [redacted]

Fwd: Music investing launches tomorrow » get ready 🎶

[redacted] Wed, Nov 3, 2021 at 7:05 PM

---------- Forwarded message ---------
From: **Republic** <investors@republic.co>
Date: Wed, Nov 3, 2021 at 4:42 PM
Subject: Music investing launches tomorrow » get ready 🎶
To: [redacted]





Republic

Music investing is finally here
republic.co/music-investing

Hi [redacted]

After much anticipation, we are *pumped* to announce that music investing is finally here.

The artists slated to pioneer the movement are **rap royalty Lil Pump and powerhouse DJ and producer KSHMR**.

First launch: Nov 4th 2021, 10 am ET

The first song to launch is "Mona Lisa" by rap royalty Lil Pump, ft Soulja Boy. “Mona Lisa” brings together two of this generation’s most

influential rap superstars in one track.

The next forthcoming singly by EDM titan KSHMR will be the second planned release with a launch date announced soon.

Artists are curated by **Opulous**, a blockchain platform from the founders of award-winning distribution and record label services company Ditto Music.

Get ready for the launch ›

As we anticipate these opportunities to fill up quickly, it's recommended you get your account ready to invest as soon as the campaign goes live.

Here's how to get setup:

1. **Create your account** at republic.co/music-investing
2. **Verify your identity** in your settings
3. **Add a payment method** (accepted payment methods are credit cards, ACH, and wire transfers in 2 business days)
4. **Set up your MyAlgo wallet** (you won't be able to change the wallet address after you add it post-investment)
5. **Stand by socials + email** for the direct link to invest at 10 am ET, Nov 4th, 2021

How it works

When you invest, you'll be **entitled to the financial upside from the monetization of the song** (through streaming and other distribution). This investment gives you the **right to share in such potential royalties** along with the artist and other rights holders.

When and if royalties begin to flow in from streaming services like Spotify, Apple Music, or Pandora to the music distribution service provider, and then back to the rights holders (that's you) in their respective percentages.

Returns will be distributed quarterly directly to the investor's digital wallet.

Ready to hit play on a new type of investment?

Get ready ›

149 E 23rd St #2001 New York, NY 10010

--
[redacted]

[redacted]

Tweet

 **Republic**
@joinrepublic

FIRST SONG DROPS TOMORROW!
Invest + get a financial stake in music by @lilpump and
@souljaboy! Artists from @opulousapp, tokens on
@Algorand
rep.pub/music-investing



1:41 PM· Nov 3, 2021 • Twitter Web App

63 Retweets   **14** Quote Tweets   **201** Likes

TWITTER POSTS - https://twitter.com/opulousapp

https://twitter.com/opulousapp/status/1455232838232576010


Opulous @opulousapp · Nov 1
Happy #MonaLisaWeek everybody!!! 🚀
Time for HUGE giveaways and LOADS of surprises!
✅ $20,000 IN $OPUL TOKENS
✅ ALL EXPENSES PAID TRIP TO PARIS
✅ GOLDEN TICKETS
Find out more ➡️ bit.ly/mona_intro
$OPUL $ALGO
LIL PUMP
0:52 7.9K views
30
122
284



https://twitter.com/opulousapp/status/1455962734907043848

Opulous
@opulousapp

There was SO MANY amazing memes created by the $OPUL community! 🎉

Congrats Twitter winners:
@dylan_lee_78 @hipermodxxx @kokila_dilshan2 @ShajiDrona @kosongpapat4 @rumeth18 @zenoncoin

Congrats Instagram winners:
flegmagg, fredestante & opulous_memesxd

Expect DMs soon! 🚀

















MEME
Competition
Winners!
December 2022
Musicians
Before Opulous
After Opulous
Opulous
OPULOUS

2:19 PM · Nov 3, 2021 · Twitter Web App

1 Retweet **5** Likes

https://twitter.com/opulousapp/status/1455948923118436355


Opulous @opulousapp · 13m
EVERYONE stakes $OPUL has a chance to WIN some amazing prizes! 🔥
Enter now ➡️ bit.ly/mona_intro
Our first round of prizes including 50 $OPUL & Golden Ticket will be tonight. So stay tuned! 🙌
OPULOUS
STAKING COMPETITION
STAKE $OPUL for your chance to WIN:
+ WIN ALL EXPENSES PAID TRIP TO PARIS!
+ WIN 2,500 $OPUL TOKENS
+ WIN 60 x 50 $OPUL TOKENS
+ WIN 60 GOLDEN TICKETS
#MonaLisaWeek
3
5
27

https://twitter.com/opulousapp/status/1455928141122359302

Opulous @opulousapp · 1h

✏️ Spelling contest ✏️

👉 All you need to do is spell O-P-U-L-O-U-S (one letter per comment) in the comments below
👉 RT this post

First one to do it in a row wins 150 $OPUL. Good Luck!

Are you the winner? DM us with a screenshot and link to your comment.

#MonaLisaWeek


OPULOUS
Spelling Competition!
Spell O-P-U-L-O-U-S in consecutive comments for your chance to WIN 150 $OPUL!
#MonaLisaWeek

687 120 159



Opulous @opulousapp · 3h
Thanks for the feature @bsc_daily 🚀

#MonaLisaWeek $OPUL

BSCDaily @bsc_daily · 4h
TOP BSC PROJECTS BY ALTRANK ‼️

@_hamster_coin $HAM
@Metahero_io $HERO
@PopsicleFinance $ICE
@altura_nft $ALU
@JGNDeFi $JGN
@AlphaFinanceLab $ALPHA
@Trees_token $TREES
@opulousapp $OPUL
@TrustWallet $TWT
@cateclub $CATE

#BSC



Top 🔶 **BINANCE SMART CHAIN** **Projects by Altrank**

Project	Ticker	AltRank™
HAMSTER	HAM	7
Metahero	HERO	8
Ice Token	ICE	10
Altura	ALU	12
Juggernaut	JGN	22
Alpha Finance	ALPHA	34
Safetrees	TREES	40
Opulous	OPUL	41
Trust Wallet Token	TWT	54
CATECOIN	CATE	64

BSCDaily
BSC News & Updates

🐦 x 🌐 bsc_daily

Source: 🌙 LunarCrush | Updated 3rd November 2021

💬 2   ↻ 29   ♡ 101   ⬆️

https://twitter.com/opulousapp/status/1455891008776904708



Opulous @opulousapp · 4h

The S-NFT sale of Mona Lisa starts TOMORROW!!!

Everyone who wants to get involved needs to KYC 🙌

Sign up here and complete your KYC:
➡️ bit.ly/republic_music

Read our blog on how to prepare for the sale:
➡️ bit.ly/LilPumpSale

LET'S GO 🚀

#MonaLisaWeek $OPUL



How to buy a
MUSIC NFT

◈ OPULOUS × ▶ Republic

opulous.medium.com
How to Buy the Lil Pump Music NFT on Republic
Ready to start investing in music and earning royalties alongside some of the world's biggest artists? Our first Music NFT drop is just...

💬 10   🔁 21   ♡ 69   ⬆️

https://twitter.com/opulousapp/status/1455873511415758852



Opulous @opulousapp · 6h

🎉Congratulations to the winners 🎉

We recevied some awesome quesitons from:

@andZer31 @jjnakama @CRYPT0forCHANGE @MerrittOufc @transistordOnut @TilosBryan @iciemusic @Zimansky @Sams06322618 @defi_the_oddz @dan_petz @yaboyjudy

Expect a DM soon 🚀

$OPUL #MonaLisaWeek

Opulous @opulousapp · Nov 2

Join @ceoleeparsons & special guests TONIGHT @ 8PM on Twitter Spaces for a LIVE Q&A!!!

We'll be discussing all things music & crypto 💡

We have 1,000 $OPUL to give out for the 10 best questions. So submit your questions in the comments below ⬇️

LET'S GO 🚀

#MonaLisaWeek

Show this thread

ASK ME ANYTHING
OPULOUS
Submit your Best Questions & Win $OPUL Tokens!
With CEO Lee Parsons
TONIGHT @ 8PM UTC on Twitter Spaces
#MonaLisaWeek

10 12 68

https://twitter.com/opulousapp/status/1455873511415758852

 **Opulous** @opulousapp · Nov 1 · · ·
🎉 #MonaLisaWeek Giveaway 🎉

To celebrate our first upcoming S-NFT Launch, we are giving away 1,500 $OPUL between 10 people!

How to enter:

➡️ Follow @opulousapp
➡️ Like, Retweet and Tag 3 friends!

Winners will be announced Tuesday 2nd Nov @ 9PM UTC. Good luck!



TAGGING COMPETITION

1,500
$OPUL TOKENS
GIVEAWAY!

OPULOUS

#MonaLisaWeek

💬 1.5K   🔁 1.8K   ♡ 1.1K

https://twitter.com/opulousapp/status/1455646238204964866



Opulous @opulousapp · 6h ⋯

🎉 Congratulations to the winners! 🎉

@EllaGarnier @Devolution2000 @t4smo @is_eth_ @GardenCoin
@bellanuzzolo @bukkakec0in @hunter_rieder @pinarrryu @StonewallIrish

Expect a DM soon 🚀

Winners from more competitions will be announced today. Stay tuned! 🔥



Opulous @opulousapp · Nov 2
🔥 We're giving away another 1,500 $OPUL 🔥

How to enter:

➡️ Comment on someone else post with #MonaLisaWeek &
@opulousapp
➡️ Retweet this post

10 winners will be picked out at random and announced Tomorrow at
11AM UTC. Good luck!

#MonaLisaWeek $ALGO

OPULOUS

SHARING COMPETITION #2

SPREAD THE
WORD OF $OPUL
+ WIN!!

#MonaLisaWeek

💬 21   🔁 21   ♡ 91



https://twitter.com/opulousapp/status/1455521106996105218

Opulous @opulousapp · Nov 2
Stake $OPUL and win BIG Prizes
Check the link below to find out how to enter the competition + where to stake $OPUL and how
bit.ly/mona_intro
#MonaLisaWeek $OPUL $ALGO
OPULOUS
STAKING COMPETITION
STAKE $OPUL to WIN!
WIN ALL EXPENSES PAID TRIP TO PARIS!
WIN OVER $10,000 IN $OPUL TOKENS
WIN GOLDEN TICKETS FOR MONA LISA S-NFT
#MonaLisaWeek
9
39
136



https://twitter.com/opulousapp/status/1455278503692222471

Opulous @opulousapp · Nov 1

🎉 #MonaLisaWeek Giveaway 🎉

To celebrate our first upcoming S-NFT Launch, we are giving away 1,500 $OPUL between 10 people!

How to enter:

➡️ Follow @opulousapp
➡️ Like, Retweet and Tag 3 friends!

Winners will be announced Tuesday 2nd Nov @ 9PM UTC. Good luck!


OPULOUS
TAGGING COMPETITION
1,500
$OPUL TOKENS
GIVEAWAY!
#MonaLisaWeek

1.5K   1.8K   1.1K

https://twitter.com/opulousapp/status/1455278503692222471

Opulous @opulousapp · Nov 1

As its #MonaLisaWeek, we want to see the artists of our community! 💇‍♂️

Share your BEST $OPUL memes with us. We'll be giving away 150 $OPUL to the best ones! 🤣

Post your meme + Tag @OpulousApp, $OPUL & #MonaLisaWeek

Announcing our 10 favourite memes Wednesday 3rd Nov @ 6PM UTC

MEME COMPETITION

Create & Share Opulous memes to WIN!

Create Opulous Memes, GIFs & Stickers for a chance to win your share of: 1,500 $OPUL Tokens!

Exist

OPULOUS

#MonaLisaWeek

💬 188   🔁 103   ♡ 231   ⬆️

https://twitter.com/opulousapp/status/1454843117006462977



Opulous @opulousapp · Oct 31

We're gearing up for a big week of announcements & competitions! 🚀

Who's excited for #MonaLisaWeek? 👀

💬 30   🔁 91   ♡ 329   ⬆️



Opulous @opulousapp · Oct 29

To give all $OPUL family the chance to participate we're announcing #MonaLisaWeek + new sale date of November 4th 🚀

Hold $OPUL and join challenges to WIN:

✅ $20k $OPUL TOKENS
✅ ALL EXPENSES PAID TRIP TO PARIS
✅ GOLDEN TICKETS

➡️ bit.ly/MonaLisaWeek



Hold $OPUL for your chance to WIN:

WIN $20,000 in $OPUL tokens

WIN An all expenses paid trip to Paris to see the Mona Lisa

WIN Golden Tickets

Starting Monday 1st November!

#MonaLisaWeek

 41   107   288

TELEGRAM - https://t.me/opulousapp

25 October

OPULOUS ANNOUNCEMENTS

21 3.1K edited 9:57 AM



PARTNERSHIP
INCOMING

TOMORROW we anncunce our BIGGEST partnership YET 🔥

Our last partnership announcements were Binance and Republic...

They are a HUGE player in digital entertainment with hundreds of millions of users. 📱🚀

Can you guess who?

$OPUL $ALGO $DAO

Retweet, Comment and Like 👇
https://twitter.com/opulousapp/status/1452639166735454210

$OPUL $ALGO $DAO

25 October

Retweet, Comment and Like 👇
https://twitter.com/opulousapp/status/1452639166735454210

OPULOUS ANNOUNCEMENTS

22 2K 2:07 PM



Win a
VIP TRIP
and meet Lil Pump
OPULOUS

This Friday our first music S-NFT will go on sale! 🚀
It's Lil Pump and Soulja Boy's new track 'Mona Lisa'.

$OPUL holders can win a trip to Miami to go clubbing with Lil Pump 🤩

➡️ Prep for the sale: bit.ly/LilPumpSale
➡️ Staking Guide: bit.ly/HowtoNFTrade

$OPUL $ALGO

Retweet, Comment and Like 👇
https://twitter.com/opulousapp/status/1452698047029420034

26 October

OPULOUS ANNOUNCEMENTS   7 🗨 2.7K ☁ 8:30 AM



📣 PARTNERSHIP ANNOUNCEMENT📣

✅ Tech giant Line is building NFT's on Opulous.
✅ Line is the WhatsApp of Asia with over 300m users.
✅ Line recently completed a merger with Softbank and Yahoo Japan.

👉 Read: https://bit.ly/Opulous_Line

$OPUL $ALGO

Retweet, Comment and Like 👇
https://twitter.com/opulousapp/status/1452957700845932554

---

27 October

OPULOUS ANNOUNCEMENTS   10 🗨 1.5K ☁ 2:47 PM



Do you want more Swag Packs? 🔥
Stake your $OPUL and claim your tickets.

We will draw the 2 winners every Wednesday. 😊

➡️ Staking guide: https://opulous.medium.com/how-to-stake-opul-on-nftrade-com-f9fc4b4c9857
➡️ Staking page: https://app.nftrade.com/farms/opul-bsc

$OPUL $ALGO

Comment, Retweet and Like 👇

https://twitter.com/opulousapp/status/1453432384628662277

---

28 October

OPULOUS ANNOUNCEMENTS   9 🗨 1.4K ☁ edited 12:59 PM

Show KSI some OPUL ❤️ and spread the word on $OPUL.

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1453766474556968963

> **Twitter**
> **Opulous**
> Did you know, our sister comapny @dittomusic had a GOLD record with KSI this year? 🏆 BIG❤️ @ksicrypto for being part of the $OPUL Family! $OPUL $ALGO twitter.com/ksicrypto/stat...

29 October

OPULOUS ANNOUNCEMENTS

15 💬 1.5K 👁 edited 7:20 AM

Hold $OPUL for your chance to WIN:
WIN $20,000 in $OPUL tokens
WIN An all expenses paid trip to Paris to see the Mona Lisa
WIN Golden Tickets
Starting Monday 1st November!
#MonaLisaWeek

To give all $OPUL family the chance to participate we're announcing #MonaLisaWeek + new sale date of November 4th 🚀

Hold $OPUL and join challenges to WIN:

✅ $20k $OPUL TOKENS
✅ ALL EXPENSES PAID TRIP TO PARIS
✅ GOLDEN TICKETS

➡ bit.ly/MonaLisaWeek

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1454044367153471495

31 October

---

31 October

OPULOUS ANNOUNCEMENTS

8 💬 1.1K 👁 12:15 PM

We're gearing up for a big week of announcements & competitions! 🚀

Who's excited for #MonaLisaWeek? 👀

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1454843117006462977

> **Twitter**
> **Opulous**
> We're gearing up for a big week of announcements & competitions! 🚀 Who's excited for #MonaLisaWeek? 👀

---

01 November

OPULOUS ANNOUNCEMENTS

1 💬 1K 👁 edited 10:23 AM

01:30
28.9MB
ALTCOIN DAILY
COVERAGE
"Opulous definitely has the potential to revolutionize the music industry!"
OPULOUS

A real honour to be featured in the AltcoinDaily list of best altcoins!

Full video ➡ https://bit.ly/3EAfkuQ

#Opulous #Crypto #Altcoin #Algorand

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1455177057969782789

OPULOUS ANNOUNCEMENTS — 01 November — 14 💬 1.3K 👁 edited 2:00 PM



00:59
61.6MB
#MonaLisaWeek
IS HERE

Happy #MonaLisaWeek everybody!!! 🚀

Time for HUGE giveaways and LOADS of surprises!

✅ $20,000 IN $OPUL TOKENS
✅ ALL EXPENSES PAID TRIP TO PARIS
✅ LOADS OF GOLDEN TICKETS

Find out more ➡️ bit.ly/mona_intro

Stay tuned for more surprises! 👀

$OPUL $ALGO

Let's blow up this tweet fam! 🔥

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1455232838232576010

OPULOUS ANNOUNCEMENTS — 01 November — 8 💬 1.6K 👁 3:57 PM



MEME COMPETITION
Create & Share Opulous memes to WIN!
Create Opulous Memes, GIFs & Stickers for a chance to win your share of: 1,500 $OPUL Tokens!
OPULOUS
#MonaLisaWeek

As its #MonaLisaWeek, we want to see the artists of our community! 👨‍🎨

Share your BEST $OPUL memes with us. We'll be giving away 150 $OPUL to the best ones! 🤣

Post your meme on Twitter by following the link below.

Announcing our 10 favourite memes Wednesday 3rd Nov @ 6PM UTC

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1455255906829094913



OPULOUS ANNOUNCEMENTS



01 November

6 💬 1.7K 👁 5:30 PM

OPULOUS
TAGGING COMPETITION
1,500
$OPUL TOKENS
GIVEAWAY!
#MonaLisaWeek

🎉 #MonaLisaWeek Giveaway 🎉

To celebrate our first upcoming S-NFT Launch, we are giving away 1,500 $OPUL between 10 people!

How to enter:

➡ Follow our twitter: www.twitter.com/opulousapp/
➡ Like, Retweet and Tag 3 friends!

Winners will be announced Tuesday 2nd Nov @ 9PM UTC. Good luck!

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1455278503692222471







02 November

OPULOUS ANNOUNCEMENTS

3 💬 1.3K 👁 9:14 AM

OPULOUS
STAKING COMPETITION
STAKE $OPUL to WIN!
+ ALL EXPENSES PAID TRIP TO PARIS!
+ OVER $10,000 IN $OPUL TOKENS
+ GOLDEN TICKETS FOR MONA LISA S-NFT
#MonaLisaWeek

Stake $OPUL and win BIG Prizes 🔥

Check the link below to find out how to enter the competition + where to stake $OPUL and how 🙌

➡️ http://bit.ly/mona_intro

#MonaLisaWeek $OPUL $ALGO

Comment, Retweet and Like 👇
https://twitter.com/opulousapp/status/1455521106996105218





02 November

OPULOUS ANNOUNCEMENTS 9 934 edited 1:17 PM

ASK ME ANYTHING
Submit your Best Questions & Win $OPUL Tokens!
With CEO Lee Parsons
TONIGHT @ 8PM UTC
on Twitter Spaces
#MonaLisaWeek

Join our CEO Lee Parsons & special guests TONIGHT @ 8PM UTC on Twitter Spaces for a LIVE Q&A!!!

We'll be discussing all things music & crypto 💡

We have 1,000 $OPUL to give out for the 10 best questions. So submit your questions in the comments of the tweet.
👇
https://twitter.com/opulousapp/status/1455581766232707073

Link to the Spaces for the show at 8PM UTC
➡ https://twitter.com/i/spaces/1jMJgeVZkrMKL

Today

OPULOUS ANNOUNCEMENTS 4 726 edited 7:27 AM

SHARING COMPETITION #2
SPREAD THE WORD OF $OPUL
+ WIN!!
#MonaLisaWeek

🎉 Congratulations to the winners of the Spread the Word of OPUL competition. 🎉

Check the tweet if you are among the lucky 10. If so, you will receive a DM from our team later today. 👇
https://twitter.com/opulousapp/status/1455857057035399169

Winners from other competitions will be announced throughout the day.
Stay tuned 🔥

OPULOUS ANNOUNCEMENTS

29 421 edited 12:05 PM


OPULOUS
Spelling Competition!
Spell O-P-U-L-O-U-S in consecutive comments for your chance to WIN 150 $OPUL!
#MonaLisaWeek

✏️ Spelling contest ✏️

👉 All you need to do is spell O-P-U-L-O-U-S (one letter per comment) in the comments below
👉 RT this twitter post

First one to do it in a row wins 150 $OPUL. Good Luck!
Are you the winner? DM us with a screenshot and link to your comment.✏️

Go do it 👇
https://twitter.com/opulousapp/status/1455928141122359302

OPULOUS ANNOUNCEMENTS

2 288 1:28 PM


STAKING COMPETITION
OPULOUS
STAKE $OPUL for your chance to WIN:
+ WIN ALL EXPENSES PAID TRIP TO PARIS!
+ WIN 2,500 $OPUL TOKENS
+ WIN 60 x 50 $OPUL TOKENS
+ WIN 60 GOLDEN TICKETS
#MonaLisaWeek

EVERYONE stakes $OPUL has a chance to WIN some amazing prizes! 🔥

Enter now ➡️ http://bit.ly/mona_intro

Our first round of prizes including 50 $OPUL & Golden Ticket will be tonight. So stay tuned! 🙌

Comment, Retweet and Like 👇

https://twitter.com/opulousapp/status/1455948923118436355?t=RQ3V-dn-GLdkLQN7e090qw&s=19

OPULOUS ANNOUNCEMENTS

21 1.1K edited 10:35 AM


SHARING COMPETITION #2
OPULOUS
SPREAD THE WORD OF $OPUL
+ WIN!!
#MonaLisaWeek

🔥 We're giving away another 1,500 $OPUL 🔥

How to enter:
➡ Comment on someone else post with #MonaLisaWeek & @ opulousapp
➡ Retweet the post

10 winners will be picked out at random and announced Tomorrow at 11AM UTC. Good luck!
#MonaLisaWeek $OPUL $ALGO

Spread the word! 👇
https://twitter.com/opulousapp/status/1455541232931938311

INSTAGRAM - https://www.instagram.com/opulousapp

https://www.instagram.com/p/CV0ticKq71I/





OPULOUS
STAKING COMPETITION
STAKE $OPUL to WIN!
+ ALL EXPENSES PAID TRIP TO PARIS!
+ OVER $10,000 IN $OPUL TOKENS
+ GOLDEN TICKETS FOR MONA LISA S-NFT
#MonaLisaWeek
opulousapp • Follow
opulousapp Stake Opulous and win BIG Prizes
Check the link in our bio to find out how to enter the competition + where to stake $OPUL and how
TAG someone who should enter
#MonaLisaWeek #Opulous #Crypto #AltCoin
1d
princewoodcollections
1d Reply
taguers Hi! Please dont forget to check out my memes
8h Reply
cryptogainsbro My meme is the best
44m Reply
pastandcurrent Where do you stake the opul to win? I click the link in the bio and it didn't give any info. Help!
15h Reply
camerencj @nfticon
20h 1 like Reply
View replies (1)
95 likes
1 DAY AGO
Add a comment...
Post

https://www.instagram.com/p/CVxc1IYKeF2/





OPULOUS
TAGGING COMPETITION
500
$OPUL TOKENS
GIVEAWAY!
#MonaLisaWeek
opulousapp • Follow
opulousapp #MonaLisaWeek Giveaway
To celebrate our first upcoming S-NFT Launch, we are giving away 500 $OPUL between 5 people!
How to enter:
Follow @opulousapp
Like, Tag 3 friends in the comments and Share this post to your story!
Winners will be announced Wednesday 3rd Nov @ 1PM UTC. Good luck!
1d
romafellerr @flippinjosh_ @slvthammer @sama.mac
1d 1 like Reply
View replies (1)
zeeshanqamar @psyonara_earth @farheenzahirkhan @danishqamar_
1d 2 likes Reply
_claudiasxo @retapatita @ryaanrodz @_adxl
1d 2 likes Reply
selahattinbariscay @gulsahtorkay @kagancoskunn @barkinvarici
178 likes
1 DAY AGO
Add a comment...
Post

https://www.instagram.com/p/CVvrnVnKXT1/





OPULOUS
Exist
OPULOUS
...and I took that personally
OPULOUS
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opulousapp As its #MonaLisaWeek, we want to see the artists of our community!
Share your BEST $OPUL memes with us. We'll be giving away 150 $OPUL to the ones that makes us laugh!
taguers
Juan TQ
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taguers Hey opulous team! I made some memes go check thme out
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#MonaLisaWeek
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opulousapp Happy #MonaLisaWeek everybody!!!
Time for HUGE giveaways and LOADS of surprises!
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ALL EXPENSES PAID TRIP TO PARIS
LOADS OF GOLDEN TICKETS
Find out more via the Medium link in bio
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mitchz_official Moon
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princewoodcollections
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mdemireld $OPUL
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frcrz
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wesk1992 Lets get it!
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https://www.instagram.com/p/CVvhkSwN4zr/



opulousapp • Follow

opulousapp Happy #MonaLisaWeek everybody!!! 🚀

Time for HUGE giveaways and LOADS of surprises!

✅$20,000 IN $OPUL TOKENS
✅ALL EXPENSES PAID TRIP TO PARIS
✅LOADS OF GOLDEN TICKETS

Find out more via the Medium link in bio 🔗

Stay tuned for more surprises! 👀

2d

mitchz_official Moon
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princewoodcollections 🙌
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mdemireld $OPUL 👀🚀🌕💎
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frcrz 🔥
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wesk1992 Lets get it!
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